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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*



                        DIAGNOSTIC PRODUCTS CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)



                                   252450-10-1
                   -----------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 252450-10-1                 13G



1.       NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SIGI ZIERING


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


   NUMBER OF              5.      SOLE VOTING POWER:  2,462,306
    SHARES
 BENEFICIALLY             6.      SHARED VOTING POWER:  49,150
   OWNED BY
EACH REPORTING            7.      SOLE DISPOSITIVE POWER:  2,462,306
  PERSON WITH
                          8.      SHARED DISPOSITIVE POWER:  49,150


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,511,456


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                              [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 18.57%

12.      TYPE OF REPORTING PERSON

                 IN





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Item 1(a)                 Name of Issuer:  Diagnostic Products Corporation

Item 1(b)                 Address of Issuer's Principal Executive Offices:
                          5700 West 96th Street
                          Los Angeles, California 90045

Item 2(a)                 Name of Person Filing:  Sigi Ziering

Item 2(b)                 Address of Principal Office:  5700 West 96th Street
                                                        Los Angeles, CA 90045
Item 2(c)                 Citizenship:  U.S.A.

Item 2(d)                 Title of Class of Securities:  Common Stock

Item 2(e)                 CUSIP Number:  252450-10-1

Item 3                    Statement filed Pursuant to Rules 13d-1(b) or
                          13-2(b:  Not Applicable

Item 4(a)                 Amount Beneficially Owned:   2,511,456 shares,
                          including 19,150 shares owned by mother who resides in same home (as to which shares beneficial ownership is disclaimed) and 30,000 shares held as trustee of the Diagnostic Products Corporation Profit Sharing Plan as to which beneficial ownership is disclaimed as to all but proportionate interest in such Plan.

Item 4(b)                 Percent of Class:  18.57%

Item 4(c)          Number of shares as to which reporting person has:
                  (i)     sole power to vote or to direct the vote: 2,462,306
                 (ii)     shared power to vote or to direct the vote: 49,150
                (iii)     sole power to dispose or to direct the disposition
                          of: 2,462,306
                 (iv) shared power to dispose or to direct the disposition of: 49,150

Item 5                    Ownership of 5% or Less of Class:  Not Applicable

Item 6                    Ownership of More than 5% on Behalf of Another
                          Person:  Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8                    Identification and Classification of Members of the
                          Group:  Not Applicable

Item 9                    Notice of Dissolution of Group:  Not Applicable

Item 10                   Certification:  Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 1996             /S/ Sigi Ziering
                                     ------------------------------------------
                                     Sigi Ziering





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